                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                857914105
         -------------------------------------------------------
                              (CUSIP Number)

                            Michael F. Manzulli
                      Richmond County Financial Corp.
                          1214 Castleton Avenue
                Staten Island, New York 10310 (718) 448-2800
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 27, 2001
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g), check
the following box |_|.


                                                                 SEC 300 (07-98)

---------------------    ----------------------   ------------------------------
CUSIP NO. 857914105         SCHEDULE 13D              PAGE 2 OF 10 PAGES
---------------------    ----------------------   ------------------------------

-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Richmond County Financial Corp.     06-1498455

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /__/
            N/A                                                       (b) /__/

--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)         N/A                                 /__/

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-----------------  ------   ----------------------------------------------------
      NUMBER OF      7      SOLE VOTING POWER
       SHARES                  5,765,388*
    BENEFICIALLY
      OWNED BY     ------   ----------------------------------------------------
        EACH         8      SHARED VOTING POWER
      REPORTING                    0
       PERSON
        WITH       ------   ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                               5,765,388*

                   ------   ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                   0
------   -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,765,388*

------   -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                     N/A                                              /__/

------   -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                    16.6%

------   -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
                     CO

---------------------
      *Beneficial ownership of 5,765,388 shares of common stock reported hereunder is so being reported solely as a result of the stock option agreement described in item 4 hereof. The option granted pursuant to such stock option agreement has not yet become exercisable. Richmond County Financial Corp. expressly disclaims beneficial ownership of such shares.

Item 1.           Security and Issuer.
                  -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of New York Community Bancorp, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 615 Merrick Avenue, Westbury, New York 11590.

Item 2.           Identity and Background.
                  -----------------------

      (a)-(c) and (f) This Schedule 13D is being filed by Richmond County Financial Corp. ("RCF"), a Delaware corporation, which is the holding company for Richmond County Savings Bank (the "Bank"). RCF's principal business is directing the business of the Bank. The principal office of RCF is located at 1214 Castleton Avenue, Staten Island, New York 10310. The names of the directors and executive officers of RCF and their respective business addresses and present principal occupation or employment as well as the names, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

      (d)-(e) Neither RCF, nor to the best of its knowledge, any of the persons listed in Schedule I hereto has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither RCF, nor to the best of its knowledge, any of the persons listed in
Schedule I hereto has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

      As more fully described in Item 4, the Company has granted to RCF an option pursuant to which RCF has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to an aggregate of 5,765,388 shares (8,648,082 shares after giving effect to the adjustment resulting from the NYCB stock dividend paid on March 29, 2001) of the common stock, par value $0.01 per share of NYCB ("NYCB Common Stock") (subject to adjustment in certain circumstances) at a price per share equal to $40.80 ($27.20 after giving effect to the adjustment resulting from the NYCB stock dividend paid on March 29, 2001 (such price, as adjusted if applicable, the "Option Price")); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of NYCB Common Stock without giving effect to any shares subject to or issued pursuant to the Option. (Certain terms of the Option are summarized in Item 4.)

      If the Option were exercisable and RCF were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $235,227,830. It is currently anticipated that such funds would be derived from working capital.

      Subject to market conditions and developments with respect to the Merger (as defined below), RCF may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

Item 4.           Purpose of Transaction.
                  -----------------------

      (a)-(j) RCF is merging with and into the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

      The Merger  Agreement.  The Company and RCF have entered into an Agreement
      ---------------------
and Plan of Merger, dated as of March 27, 2001 (the "Merger Agreement"), pursuant to which RCF will be merged with and into NYCB (the "Merger"), with NYCB being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of common stock of RCF, par value $0.01 per share ("RCF Common Stock"), will be converted into 1.02 shares of NYCB Common Stock (the "Exchange Ratio"), which gives effect to the NYCB stock dividend paid on March 29, 2001.

      In the event that NYCB changes, (or establishes a record date for changing) the number of shares of NYCB Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding NYCB Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted. As of the Effective Time, each share of NYCB Common Stock held directly or indirectly by Richmond County, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

      As a result of the Merger, RCF will cease to exist as a separate legal entity.

      The Merger is subject to various regulatory approvals, the approval of the respective stockholders of the Company and RCF and the satisfaction of other terms and conditions set forth in the Merger Agreement.

      The Option Agreement. In connection with the Merger Agreement, RCF and the
      --------------------
Company entered into a Stock Option Agreement, dated as of March 27, 2001 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted RCF an Option to purchase, subject to adjustments in certain circumstances, up to an aggregate of 5,765,388 (which number will be 8,648,081 after giving effect to the stock dividend declared prior to the date hereof) fully paid and nonassessable shares of NYCB Common Stock, at a price per share equal to the Option Price; provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of NYCB Common Stock without giving effect to any shares subject to or issued pursuant to the Option.

      Subject to applicable law and regulatory restrictions, RCF may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that RCF shall have sent the written notice of such exercise (as required by the Option Agreement) within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

      As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

            (i) The Company or any of its Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (each a "Company Subsidiary"), without having received RCF's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than RCF or any of its Subsidiaries (each an "RCF Subsidiary") or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than the merger transaction as contemplated by the Merger Agreement. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Subsidiary or group of Company Subsidiaries that is, or would on an aggregate basis constitute a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X) (other than mergers, consolidations or similar transactions (i) involving solely the Company and/or one or more wholly-owned Subsidiaries of the Company, or (ii) after which the common shareholders of the Company immediately prior thereto in the aggregate own or continue to own at least 60% of the common stock of the Company or the publicly held surviving or successor corporation immediately following consummation thereof, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or any Company Subsidiary or group of Company Subsidiaries that is, or would on an aggregate basis constitute a Significant Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of the Company or the Company Subsidiary or group of Company Subsidiaries that is, or would on an aggregate basis constitute a Significant Subsidiary, provided that Acquisition Transaction shall not include any transaction specifically disclosed in the Company's Reports filed prior to the date of the Option Agreement;

            (ii) Any person other than RCF or any RCF Subsidiary or any Company Subsidiary acting in a fiduciary capacity in the ordinary course of business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

            (iii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than RCF or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

            (iv) The Company Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to RCF its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement after it shall have been publicly announced that any person (other than RCF or any of its Subsidiaries) shall have made, or disclosed an intention to make, or any person (other than RCF or any of its Subsidiaries) shall have otherwise made a bona fide proposal to engage in an Acquisition
      Transaction, or the Company or any Company Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than RCF or a RCF Subsidiary;

            (v) Any person other than RCF or any RCF Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer); or

            (vi) Any person other than RCF or any RCF Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

      As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

            (i) The acquisition by any person (other than RCF or any RCF Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) under the definition of Initial Triggering Event.

      As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by RCF pursuant to the Option Agreement due to a willful breach by the Company (a "Listed Termination"); or (iii) the passage of twelve (12) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

      As provided in the Option Agreement, in the event that RCF is entitled to and wishes to exercise the Option (or any part thereof), it shall send to the Company a written notice (the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of NYCB Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, RCF is obligated to promptly file the required notice or application for approval, promptly notify the Company of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

      Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, RCF, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by RCF to acquire the shares of NYCB Common Stock subject to the Option, RCF may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on RCF's behalf or
(iv) any other manner approved by the Federal Reserve Board.

      In addition, any purchase of shares of NYCB Common Stock upon the exercise of the Option may be adjusted pursuant to the Option Agreement.

      In the event of any change in, or distributions in respect of, NYCB Common Stock by reason of stock dividends (excluding any stock dividend announced prior to the date of the Option

Agreement but not yet effective), split-ups, recapitalizations, stock combinations, subdivisions, conversions, exchanges of shares or the like, this Option shall be automatically adjusted so that RCF shall receive, upon exercise of the Option, the number and class of shares or other securities or property that RCF would have received in respect of NYCB Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable and the exercise price shall be, if necessary, appropriately adjusted. Notwithstanding the foregoing, if the provisions of Section 10 of the Option Agreement are applicable, the adjustments provided for in the preceding sentence shall not be made and the adjustments set forth in Section 10 of the Option Agreement shall be made.

      At any time after the occurrence of a Repurchase Event (as defined below) and prior to the date that is twelve (12) months immediately thereafter (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

      A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date of the Option
Agreement:

            (i) the acquisition by any person (other than RCF or any RCF Subsidiary) of beneficial ownership of 50% or more of the then outstanding NYCB Common Stock; or

            (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

      "Market/offer price" means the highest of (i) the price per share of NYCB Common Stock at which a tender or exchange offer has been made, (ii) the price per share of NYCB Common Stock to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for shares of NYCB Common Stock within the one-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of the Company's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of the Company as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of the Company outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

      In the event that prior to an Exercise Termination Event, the Company shall enter into an agreement (i) to consolidate with or merge into any person, other than RCF or a RCF Subsidiary, or engage in a plan of exchange with any person, other than RCF or a RCF Subsidiary, and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than RCF or a RCF Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of NYCB Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of NYCB Common Stock after such merger or plan of exchange represent less than 60% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Company Subsidiary's assets or deposits to any person, other than RCF or a RCF Subsidiary, then, in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

      RCF may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by RCF) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that RCF may not exercise its right pursuant to the Option Agreement if the Company has repurchased the Option (or any portion thereof) or any Option Shares pursuant to the Option Agreement. The "Surrender Price" will be equal to $22 million (i) plus, if applicable, RCF's purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by RCF pursuant to the arm's length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) RCF's purchase price of such Option Shares and
(2) the net cash amounts, if any, received by RCF pursuant to an arm's length sale of any portion of the Option sold.

      Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

      Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, RCF may purchase shares of Common Stock in the open market or in privately negotiated transactions.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

      (a) RCF may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, RCF may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). RCF has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. RCF expressly disclaims beneficial ownership of such shares.

      (b) If RCF were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

      (c)   RCF acquired the Option in connection with the Merger Agreement. See
            Item 4 hereof.

      To the best knowledge of RCF, none of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.           Contracts, Arrangements, Understandings, or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Company.
                  ------------------------------------

      Except as described in Item 4 and Item 5 hereof, neither RCF nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

1. Agreement and Plan of Merger, dated March 27, 2001, by and between New York Community Bancorp, Inc. and Richmond County Financial Corp. (filed as
      Exhibit 2.1 to Richmond County Financial Corp.'s current report on Form 8-K dated March 28, 2001 and incorporated herein by reference).

2. Stock Option Agreement, dated as of March 27, 2001, between New York Community Bancorp, Inc., issuer, and Richmond County Financial Corp., grantee (filed as Exhibit 10.2 to Richmond County Financial Corp.'s current report on Form 8-K dated March 28, 2001 and incorporated herein by reference).

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       RICHMOND COUNTY FINANCIAL CORP.



                                       By: /s/Thomas R. Cangemi
                                           -------------------------------------
                                           Thomas R. Cangemi
                                              Executive Vice President and
                                                Chief Financial Officer


Date: April 6, 2001

                                  Schedule I

      Directors and Executive Officers of Richmond County Financial Corp.
      -------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Richmond County Financial Corp. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                            BUSINESS ADDRESS               PRINCIPAL OCCUPATION
----                            ----------------               --------------------

Michael F. Manzulli           1214 Castleton Avenue            Chairman of the Board of Directors and Chief Executive
                              Staten Island, New York 10310    Officer of Richmond County Financial Corp., and
                                                               Director, President and Chief Executive Officer of
                                                               Richmond County Savings Bank.

Anthony E. Burke              1214 Castleton Avenue            President, Chief Operating Officer and Director of
                              Staten Island, New York 10310    Richmond County Financial Corp. and Richmond County
                                                               Savings Bank.

James L. Kelley               1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank.  Mr. Kelley
                                                               is a partner of the law firm of Lahr, Dillon, Manzulli,
                                                               Kelley & Penett, P.C., which serves as general counsel to
                                                               Richmond County Savings Bank.

T. Ronald Quinlan, Jr.        1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank.

William C. Frederick          1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank.  Dr.
                                                               Frederick is a surgeon in Staten Island and is affiliated
                                                               with St. Vincent's Hospital, Staten Island University
                                                               Hospital and Bayley Seton Hospital.

Maurice K. Shaw               1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank. Mr. Shaw is
                                                               currently  Senior Vice  President in charge of corporate
                                                               affairs of Brooklyn Union Gas Co.

Godfrey H. Carstens, Jr.      1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank.  Mr.  Carstens
                                                               is currently the owner and president of Carstens Electrical
                                                               Supply Co., an electrical supply company located in Staten
                                                               Island, New York.

Robert S. Farrell             1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York 10310    Director of Richmond County Savings Bank.  Mr. Farrell
                                                               is currently president of H.S. Farrell, Inc., a lumber,
                                                               millwork and building materials supply company located
                                                               in Staten Island, New York.

Thomas R. Cangemi             1214 Castleton Avenue            Chief Financial Officer of Richmond County Financial
                              Staten Island,  New York 10310   Corp. and Richmond County Savings Bank.

Andrew M. Sisock              1214 Castleton Avenue            Senior Vice President, Senior Financial Officer, and Vice
                              Staten Island, New York 10310    President-Accounting of Richmond County Financial
                                                               Corp.  Mr. Sisock is also a Director and Treasurer of
                                                               Richmond County Savings Bank and Richmond Enterprises, Inc.

